INTERNET PHOTO SERVICES AGREEMENT

THIS SERVICES AGREEMENT is effective this 29th day of April, 2008, BETWEEN:

PHOTOCHANNEL NETWORKS INC., a company having an office at Suite 590, 425
Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3

(hereinafter called "PhotoChannel")

- and –

COSTCO WHOLESALE CORPORATION, a company having an office at 999 Lake
Drive, Issaquah, WA 98027.

(hereinafter called "Costco")

     WHEREAS PhotoChannel is the developer and owner of a proprietary Internet based digital imaging network solution for the upload and distribution of digital images for printing of photographs or other products;

     AND WHEREAS PhotoChannel is entitled to provide the Services (as hereinafter defined) to Costco as provided herein;

     AND WHEREAS Costco wishes to use the System for its warehouse Photo Centers (“Costco Photo Centers”) and online photo operations and to receive the Services on the terms and conditions set out herein;

     NOW THEREFORE in consideration of the premises, the mutual covenants contained in this Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. Definitions.

1.1 “ASRs” means either party’s employees and any third party service providers, agents, representatives, subcontractors and/or other authorized service representatives.

1.2 “Branded Site” means the Internet portal and pages designed, developed and hosted by PhotoChannel and displaying Costco trademarks through which Costco Members may upload photographs, store photographs, purchase prints and other products for mail delivery or pick-up at Costco warehouses, pay for said prints and products, and engage in related online activities.

1.3 “Customized Feature” means any improvement or modification to the Branded Site created specifically at Costco’s request.

1.4 “drycreekphoto.com” means the website accessed through that address that provides photographers with additional control over the printing and appearance of prints ordered through the Branded Site.

1.5 “End-Users” means Costco Members and any individuals who access images on the Branded Site with the Member’s permission. In this Agreement, “Members and “End-Users” may be used interchangeably.

1.6 “Fiscal Period” means each of Costco’s thirteen four-week accounting periods during its fiscal year.

1.7 “Fulfillment Provider” means any third party who enters into an agreement with Costco to provide Members photo-related products sold on the Branded Site.

1.8 “Launch Date” means the first date upon which Members may upload photographs to the Branded Website. It is anticipated that the Launch date shall be March 18, 2008. The Launch Date may be changed by mutual written agreement.

1.9 “Member Data” includes, without limitation, Member names, contact information, membership numbers, member address books, payment-related information and images and information associated with images that are transferred to PhotoChannel during the transition from Costco’s previous system provider or that are uploaded and/or keyed into the System through the Branded Site by Members during the Term.

1.10 “Services” means the System and Branded Site containing all functionality specified in Schedule A, along with any Updates, Upgrades, Modifications and Customized Features provided during the Term. Services shall be performed outside of the United States.

1.11 “System” means PhotoChannel’s software, software modifications, hardware, Branded Site and services comprising PhotoChannel’s Internet based digital imaging network solution for the upload, storage and distribution of digital images for printing of photographs or other products.

1.12 “Term” means the period between the Launch Date and midnight on the three-year anniversary of the actual Launch Date. Costco may extend the Term for additional one-year periods (each such period, a “Renewal Term”) unless written notice is provided by Costco to PhotoChannel at least ninety (90) days prior to the end of the Term or the then current Renewal Term (the Term and any and all Renewal Terms, as the case may be, are collectively referred to herein as the “Term”).

2. Pre-Launch Development and Transition Services. Prior to Launch Date, PhotoChannel shall develop, test and make ready for production the Branded Site containing all functionality specified in Schedule A. The parties agree to cooperate in good faith to meet the Launch Date, notify each other immediately of any actual or anticipated delay in any agreed-upon time periods and deadlines, and shall work in good faith, to minimize all delays and impact of delays. PhotoChannel shall perform all pre-launch services at no cost or expense to Costco.

3. The Branded Site. PhotoChannel shall design, host and operate the Branded Site as described in Schedule A and subject to the following conditions:

(a)	Costco shall have the right to preapprove the design, layout, content and look and feel of the Branded Site, and any changes thereto;
(b)

As between the Member and PhotoChannel, Costco’s Terms and Conditions of Use and Privacy Policy shall apply to the Branded Site. PhotoChannel shall provide a link to Costco’s privacy policy on the Branded Site;

(c)	Costco will provide the jump page for the link from Costco.com to the Branded Site. The form and content of the jump page will be at Costco's discretion;
(d)

PhotoChannel shall create user interfaces, and ordering and payment capabilities for products and services sold by Fulfillment Providers. Costco controls all pricing for any products or services sold through the Branded Site;

(e)	Except for any links specifically authorized by this Agreement or otherwise authorized in writing by Costco, the Branded Site will not be linked or link to any other web site;
(f)

As provided in Schedule A and throughout the Term of this Agreement, there will be a staging site (“Staging Site”) available at all times for the parties to test updates, upgrades and Customized Features;

(g)

PhotoChannel shall make the Branded Site at least as accessible to individuals with disabilities as the Costco.com site, and provide, at a minimum alternate text for images, form field labels, and keyboard compatibility for scripted features. PhotoChannel shall work with Costco and take commercially reasonable steps to ensure accessibility on the Branded Site and when an area is identified that is not accessible PhotoChannel shall make commercially reasonable efforts to make it accessible under a SOW (as hereinafter defined) in a mutually agreed timely manner;

(h)

The data hosting facility where the System resides shall have backup power capabilities to allow it to continue operating, uninterrupted, for a period of seven days in the event of a catastrophic power failure;

(i)	The Branded Site may display a “Powered by PhotoChannel” notice;
(j)	PhotoChannel may only delete or cause to be deleted images stored in the System pursuant to a written policy established by Costco; and
(k)	The Branded Site may be customized and/or localized for other Costco country regions. The customization and/or localization will be provided at no charge (Confidential pricing information deleted);
(l)

PhotoChannel will maintain and update a disaster recovery plan for the Branded Site, that requires, at a minimum, notification to Costco within one hour of learning of the disaster and prompt creation of a mutually acceptable response plan to restore full Branded Site functionality as soon as reasonably possible, with hourly progress updates to Costco until full functionality is restored. For purposes of this Agreement a “disaster” means that fifty percent or more Members are unable to access their images and/or data for 12 consecutive hours.

4. Storage of Member Images. As part of the System, PhotoChannel shall provide sufficient and secure storage of Member Data on a commercially reasonable basis in accordance with generally accepted industry standards. PhotoChannel may store Member Data only in the United States and Canada. PhotoChannel shall maintain backup of all Member Data as provided in Schedule A. Backup Data (as hereinafter defined) shall be used in the event of any critical or major System outage (as described in Schedule C) preventing Member access to Member Data. For purposes of this Agreement, “Backup Data” shall mean, at a minimum, information sufficient for a Member to access stored images and to print a 5x7 print.

5. Updates, Upgrades and Modifications.

(a)

PhotoChannel Software Updates and Upgrades. From time to time PhotoChannel may issue generally available updates and upgrades to the System. PhotoChannel will make these updates and upgrades available to Costco on the Staging Site. Costco will test such updates and upgrades within thirty (30) calendar days of receiving notification of their availability. Costco will notify PhotoChannel of its acceptance or rejection of the update or upgrade, and if Costco accepts the update or upgrade, PhotoChannel shall implement it on the Branded Site in the timeframe specified in the Statement of Work (“SOW”) form similar to that attached hereto as Schedule B. If Costco rejects an update or upgrade, it will notify PhotoChannel of its reasons for rejection and, if requested by Costco, PhotoChannel shall provide corrections for retesting by Costco. Any failure by Costco to provide notification of acceptance or rejection shall be deemed a rejection. Except in the limited circumstances set out below, Costco shall not be required to implement an update or upgrade, provided, however, that if an update or upgrade is provided by PhotoChannel in order to avoid:

	(i)	any potential, actual or alleged infringement of a third-party’s intellectual property rights; or
(ii)

any potential, actual or alleged violation of any law, statute, Payment Card Industry Data Security Standards (“PCI DSS”), or ordinance or an administrative order, rule or regulation relating to the System, and the update or upgrade does not materially degrade service or materially adversely affect the functionality of the System, Costco must implement the update or upgrade.

(b)

Storage Capacity Upgrades. No less frequently than every three Fiscal Periods the parties shall confer and agree on image upload volume projections and peak daily image upload projections (including holiday upload volumes) for the next three Fiscal Periods. If the parties fail to agree on a volume projection, the volume projection shall be the growth percentage exhibited in the comparable periods the previous year. PhotoChannel shall promptly upgrade its hardware, bandwidth and connectivity to meet volume projections. Nothing herein prohibits PhotoChannel from implementing additional upgrades to its storage capacity or diminishes any of PhotoChannel’s obligations under this Agreement.

(c)

Customized Features. Without limiting PhotoChannel’s rights under subsection 5(a), if Costco desires a Customized Feature, Costco shall so notify PhotoChannel. PhotoChannel shall promptly propose an implementation plan for the Customized Feature, on a SOW. If parties agree to the proposal, they shall sign a SOW. Changes to any SOW must be mutually agreed upon in writing and signed by both parties. Unless otherwise agreed by the parties in the applicable SOW, Costco shall have an exclusive right to the Customized Feature and derivatives thereof during the Term provided however, that PhotoChannel may never allow use of the customized features by Sam’s Club, Wal-Mart or BJ’s Wholesale and further provided that where PhotoChannel can show that it had committed to delivering a Customized Feature incorporating the same or substantially the same functionality as said Customized Feature within a period of six (6) months from the date Costco delivered the relevant SOW, no such exclusivity shall apply.

(d)

Integrated Shopping Cart. The Parties agree that an integrated shopping cart is a mutually desirable feature for the Branded Site, and shall cooperate with each other to implement this feature as soon as reasonably practical without risking disruption to or degradation of User experience on the Branded Site.

6.	Support and Maintenance. PhotoChannel shall operate the Branded Site and provide Members and Costco Photo Center employees service level support as described in Schedule C.

7.	Payment to PhotoChannel. Costco shall pay PhotoChannel as provided in Schedule F.

8.

Fulfillment Providers. Prior to Launch and during the Term, Costco may enter into agreements with Fulfillment Providers, in a form similar to that attached to this Agreement as Schedule D. PhotoChannel agrees to exert commercially reasonable efforts to implement connectivity between the Branded Site and any Fulfillment Provider. Integration between the System and the Fulfillment Provider shall be without additional charge to Costco or its Fulfillment Providers.

(a)

Payment. PhotoChannel shall be Costco’s agent for collecting payment from Members for products and services provided by Fulfillment Providers and, unless otherwise agreed, paying Fulfillment Providers on behalf of Costco. Payment mechanisms on the Branded Site shall allow electronic payment by all methods then available on Costco.com (other than Costco Cash Cards), and shall capture all transaction information captured in Costco.com transactions. Payment shall be processed through the credit card processor or processors designated by Costco. Payments are not subject to offset and PhotoChannel shall not actually or legally possess payments or monies owed to Costco for the sale of products on the Branded Site, but will solely be responsible for the secure receipt and relay of the Member’s credit card information to Costco’s payment processor.

(b)

PhotoChannel shall allow Members the option to store their credit card account numbers until the Parties implement an integrated shopping cart. All payment and payment-related activities shall comply with PCI DSS, as amended from time to time.

(c)

PhotoChannel shall be Costco’s agent, by way of its hosting of the Branded Site, for maintaining up-to-date sales tax information and charging Members sales tax for purchases made through the Branded Site, through Vertax or a similar sales tax program approved by Costco. PhotoChannel is responsible for providing to Costco tax reports consistent with Costco’s own tax reporting practices.

(d)

Special terms for drycreekphoto.com. The Branded Site shall provide a link and continuous connectivity to drycreekphoto.com and a notice to Members that they are leaving the Branded Site and that the Terms and Conditions of Use and Privacy Policy of drycreekphoto.com will apply to the Member’s use of that site.

9.

Reports. PhotoChannel will provide Costco with the following reports and other reports as reasonably requested by Costco, in formats mutually agreed by the parties. Unless otherwise specified, each report is due within five days of the end of the prior week. For purposes of this Agreement a weeks is defined as Monday through Sunday.

(a)

Weekly summary report of sales of products by item description per unit (including item number and SKU), sell, total units ordered, total dollars, per unit cost, total cogs. (This report is currently called Costco Photo Center Revenue Report)

(b)

Daily report that will include date, express uploads, regular uploads, email uploads, organizer uploads, total uploads, online prints, retail prints, total prints, wpu %, online prints per order, retail prints per order, total prints per order, new registrants, print orders, non-print orders, total orders. (This report is currently called Costco Daily Report). This report will be compiled into weekly and monthly reports.

(c)

Weekly transaction report of upload fees by warehouse location will include upload fee, # of uploads, fees calculated, warehouse #, warehouse location, % of store revenue, uploads $ amount calculated. (This report is currently called Costco Store Report)

(d)	Monthly refunds reports by date of credit, refund #, order #, order type, person issuing credit, return reason, comments, amounts credit. (This report is currently called CS Refund Report)
(e)	Monthly summary report of sales by item, sell price, units, dollars, fiscal year totals and accumulated total. (This report is currently called Costco Products by Month Cumulative)
(f)

Monthly summary report of accounts deletions by month, accounts deleted last month, accounts scheduled to be deleted this month, % deleted scheduled vs. actual. (This report is currently called Photo Center Accounts Deleted Total Page)

(g)	Monthly report containing emails for all new registrants
(h)

Weekly report summarizing customer service calls and emails including weekly calls received, calls answered, reason for call, resolution to call, calls escalated for higher tier service, calls abandoned, percentage of calls abandoned, average hold time, and average talk time. Same type of information should be provided for email support including # of emails received, reason for email, email response time, % resolved on initial email.

(i)

Daily unshipped orders report including time at fulfillment vendor, order basket id #, shipping method, order type, order id #, customer id #, time order placed, time order received at fulfillment vendor, time between Photo Channel and fulfillment vendor. (This report is currently called the COSTCO Daily Ops Aging Report)

(j)

Daily not acknowledged report including order basket id #, received at Photo Channel, Sent to fulfillment vendor, status code, order type, customer id #, Photo Channel order id #, member email address. (This report is currently called COSTCO Daily Ops NoAck Reports)

(k)

Quantity and dollar amount, share emails, image uploads, and all Member and Costco Photo Center employee telephone activity, including weekly calls received, calls answered, reason for call, resolution to call, calls escalated for higher tier service, calls abandoned, percentage of calls abandoned, average hold time, and average talk time.

(l)

Weekly transaction report (“Transaction Report”) showing the items listed below and in a format and delivery method agreed upon by the parties. The Transaction Report shall be delivered to Costco by noon Pacific Time of the Monday following the reporting week. Transaction Reports may include transactions and amounts from previous weeks, not previously reported, due to operational delays such as the lapse of time between the placing of an order and the receipt of shipping confirmation messages from external Fulfillment Provider systems.

1.	Costco Member name, address, county, city, state zip

2.	Total amount for each member transaction

3.	Type of credit card used

4.	Type of product(s) and quantity ordered

5.	Purchase amount for each product

6.	Shipping and Handling amount

7.	Tax amount

8.	Total per image upload fees

(m)

A weekly "Internet Report" showing, at a minimum, (i) the number of express uploads, regular uploads and total uploads by email and cell phone; (ii) the number of mail order prints, mail order Fulfillment Provider products and prints for pick-up at Costco Warehouses; (iii) total print orders; (iv) total Fulfillment Provider product orders; (v) total orders, (vi) Costco Member registrations and deactivations; and (vii) total images deleted.

(n)

A Fiscal Period site metrics report that at a minimum analyzes abandoned carts, unique visitors, page views, total sessions, top pages browsed, average session length, conversion rate, top visited pages, top departure pages, natural research sites that are bringing in traffic by sessions, buyers and visitors, number of error/error pages, site availability, homepage load time, average and detail image download time and other information mutually agreed upon between the parties.

10.

Information Security. PhotoChannel agrees to establish and maintain adequate physical, technological and administrative security measures to protect the security and confidentiality of Member Data and Costco’s Confidential Information (as defined in Section 13 below) that are consistent with industry standard security practices. PhotoChannel shall immediately notify Costco of any security breach, complaints received, and/or notices of investigation related to or affecting Member Data or Confidential Information as soon as reasonably possible after becoming aware of same, and to cooperate with Costco to rectify any breach, satisfy any notice requirement, and/or other legal requirements related to the breach. PhotoChannel shall amend or correct any Member Data upon request by Costco or the Member, and shall notify Costco of any Member request for access to any Member Data and cooperate with Costco to, subject to applicable law, provide or deny access as directed by Costco. Costco, or its authorized representative upon reasonable notice to PhotoChannel, may audit the security infrastructure protecting Member Data.

11.

Access To Facilities; Costco Audit Rights. Costco shall at all reasonable times give PhotoChannel’s ASRs reasonable and sufficient access to the Costco premises and assets of Costco as necessary to permit PhotoChannel to fulfill its obligations under this Agreement. At all times PhotoChannel's ASR’s shall observe all generally-applicable employment and security rules and policies, as well as the terms of this Agreement.

PhotoChannel shall at all reasonable times give Costco’s ASRs reasonable and sufficient access to the PhotoChannel premises and assets of PhotoChannel and its third party vendors as necessary to permit Costco to audit PhotoChannel’s compliance with this Agreement. At all times Costco’s ASR’s shall observe all generally-applicable employment and security rules and/or the adequacy of data security policies, as well as the terms of this Agreement. PhotoChannel will also permit and actively cooperate with state or federal regulatory authorities having jurisdiction over Costco to audit PhotoChannel’s compliance with the terms and conditions of this Agreement Costco shall bear all reasonable costs and expenses of any audit conducted by Costco or its regulators unless: (i) the reason for the audit is a breach of PhotoChannel security; (ii) the audit reveals that PhotoChannel has materially underpaid taxes or made significant revenue recording errors; or (iii) it is demonstrated that PhotoChannel has overcharged Costco in the aggregate by more than five percent (5%) of the amount actually due for the audit period. In the case of such events, PhotoChannel will reimburse Costco all reasonable costs and expenses incurred as a result of the audit and will also (if applicable) immediately repay any amounts determined due to Costco.

12.

Designated Contacts. Each party shall designate relationship managers, technical contacts and project coordinators. These individuals will, on behalf of the respective parties, make decisions and co-ordinate activities as necessary to meet the Launch Date, to perform the parties’ respective obligations under this Agreement, and for operation of the Branded Site. The parties’ Designated Contacts are listed on Schedule E.

13.

Confidentiality. "Confidential Information" means each party’s data and information, whether accessed electronically or otherwise, of a confidential or proprietary nature to which a party has access or that is provided pursuant to this Agreement, including trade secrets, functional and technical specifications, designs, drawings, translations, analysis, research, processes, computer programs, beta versions, algorithms, methods, ideas, “know how,” and other technical information, sales and marketing research, materials, plans, projects, and other business information, accounting and financial information, other information concerning the products, services and business of the parties, the terms of this Agreement, and information concerning Fulfillment Providers and third- party suppliers or customers of the parties. Information shall be considered to be Confidential Information: (a) if marked as such; (b) if the disclosing party orally or in writing has advised the receiving party of the confidential nature of the information; or (c) if, due to its character or nature, reasonable people in a like position and under like circumstances would treat it as confidential. Further, all sales related information, including, without limitation, all information created or developed pursuant to Section 9 and other such sales information, whether generated on the Branded Site or otherwise (collectively, “Sales Information”) is Costco's Confidential Information.

Each party agrees that the Confidential Information of the other party will be held in confidence to the same extent and the same manner as each party protects its own Confidential Information, but each party agrees that in no event will less than reasonable care be used. Each party however, shall, be permitted to disclose relevant aspects of such Confidential Information to its officers, employees, and consultants on a need-to-know basis, and provided that they have undertaken to protect the Confidential Information to the same extent as required under this Agreement. Each party agrees to use all reasonable steps to ensure that the other party's Confidential Information received under this Agreement is not disclosed in violation of this Section. Each party agrees not to use the Confidential Information of the other party other than in the performance of its obligations under this Agreement.

The obligations set forth in this Section do not apply if and to the extent the party receiving Confidential Information ("Receiving party") establishes that:

(a)	the information disclosed to the Receiving party was already known to the Receiving party, without obligation to keep it confidential;
(b)	the Receiving party received the information in good faith from a third party lawfully in possession thereof without obligation to keep such information;
(c)	the information was publicly known at the time of its receipt by the Receiving party or has become publicly known other than by a breach of this Agreement;
(d)	the information is independently developed by the Receiving party without use of the other party's Confidential Information; or
(e)

the information is required to be disclosed by applicable statute or regulation or by judicial or administrative process; provided that, in the case of (a) through (d) above, the Receiving party will use reasonable efforts under the circumstances to notify the other party of such requirements so as to provide such party the opportunity to obtain such protective orders or other relief as the compelling court or other entity may grant.

Without limiting its obligations under this Section, PhotoChannel acknowledges that all Member Data, is Costco's Confidential Information. Member Data is not subject to the exceptions in clauses 13 (b), and (c).

Nothing in this Section reduces or modifies PhotoChannel’s obligations under the PCI DSS.

14.	PhotoChannel’s Warranties. PhotoChannel hereby represents and warrants to Costco that:

(a)

The Branded Site will perform the functions set out in, in the manner and to the standards provided in this Agreement and in Schedule A. PhotoChannel shall promptly correct any errors, malfunctions or defects in the System, including any hardware supplied or sold by PhotoChannel to Costco;

	(b)	It will perform its duties and obligations under this Agreement using the highest standards of care, skill and diligence used in its industry by those providing similar services;
	(c)	It will not act or fail to act in any way that would injure the goodwill of Costco;
(d)

It has the full power and authority to enter into and perform this Agreement and that the execution and delivery of this Agreement has been duly authorized and that this Agreement does not violate any law or breach any other agreement to which PhotoChannel is a party or is bound;

	(e)	All software, hardware and Services will be provided free and clear of defects in title, all liens, restrictions, reservations, encumbrances, and security interests of all kinds;
(f)

It will not display anything on the Branded Site that contains any content, features, or materials that: (i) violate or infringe the rights of any person, (ii) are abusive, profane, offensive, obscene, pornographic or sexually explicit, or (iii) are false or misleading, defamatory or harassing, excessively violent, or which violate or encourage others to violate any applicable law;

(g)

No component of the System contains any program, routine, device or other undisclosed feature, including without limitation, a time bomb, virus, software lock, drop dead device, malicious logic, worm, Trojan horse or trap or back door, or other harmful device which is designed to delete, disable, deactivate, provide unauthorized access, interfere with or otherwise harm any software, program, data, device, system or service, or which is intended to provide unauthorized access or to produce unauthorized modifications. It will use best-in-class virus protection technology throughout the Term;

(h)

Except as provided in Section 14(i), below, all software and any modifications included in the System are the original work of PhotoChannel and do not infringe or will not infringe the Intellectual Property Rights of any third party. In this Agreement, "Intellectual Property Rights" means all the intellectual property, industrial and other proprietary rights, protected or protectable, under the laws of the United States, any foreign country, or any political subdivision thereof, including, without limitation, (i) all trade names, trade dress, trademarks, service marks, logos, brand names and other identifiers; (ii) copyrights, moral rights (including rights of attribution and rights of integrity); (iii) all trade secrets, inventions, discoveries, devices, processes, designs, techniques, trade secrets, ideas, know how and other confidential or proprietary information, whether or not reduced to practice; (iv) all domestic and foreign patents and the registrations, applications, renewals, extensions and continuations (in whole or in part) thereof; and (v) all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, misuse, dilution or unfair trade practices associated with (i) through (iv) above;

(i)

If PhotoChannel does not own all such software or modifications included in the System, PhotoChannel has sufficient right, title, and interest in and to all Intellectual Property Rights and other proprietary rights relating to such software and modifications to enter into and perform under this Agreement and to grant the rights and licenses in this Agreement;

(j)	It will operate the System and the Branded Site securely and in compliance with all applicable laws and with Costco’s privacy policy, as amended from time to time; and
(k)	It has all necessary import and export licenses or license exemptions for components of the System that cross international borders.

15.	Costco’s Warranties. Costco hereby represents and warrants to PhotoChannel that:

(a)

It has the full power and authority to enter into and perform this Agreement and that the execution and delivery of this Agreement has been duly authorized and that this Agreement does not violate any law or breach any other Agreement to which Costco is a party or is bound;

	(b)	It will not act or fail to act in any way that would injure the goodwill of PhotoChannel;
(c)

Costco’s trademarks, domain names and any other material Costco provides for the Branded Site do not infringe and will not infringe the Intellectual Property Rights of any third party. "Intellectual Property Rights" has the same meaning as set forth in Section 14 (h) above.

(d)

No component of Costco.com contains any program, routine, device or other undisclosed feature, including without limitation, a time bomb, virus, software lock, drop dead device, malicious logic, worm, Trojan horse or trap or back door, or other harmful device which is designed to delete, disable, deactivate, provide unauthorized access, interfere with or otherwise harm any software, program, data, device, system or service on the Branded Site, or which is intended to provide unauthorized access or to produce unauthorized modifications to the Branded Site.

(e)

It will not provide any material for the Branded site that contains any content, features, or components that: (i) violate or infringe the rights of any person, (ii) are abusive, profane, offensive, obscene, pornographic or sexually explicit, or (iii) are false or misleading, defamatory or harassing, excessively violent, or which violate or encourage others to violate any applicable law.

	(f)	It will obey all laws as they apply to its relationship to PhotoChannel and its performance of this Agreement.

16.	Intellectual Property; Licenses.

(a)

PhotoChannel’s Intellectual Property. PhotoChannel hereby grants Costco a non-exclusive license to use during the Term and all copyrighted material, trademarks, inventions and all other industrial or intellectual property rights (collectively, “PhotoChannel’s Intellectual Property”) forming part of or necessary to use the System and the Branded Site. Except as set forth in this Section 16, Costco acknowledges that pursuant to this Agreement it is not acquiring any interest in or right to use any of PhotoChannel’s Intellectual Property and, as between the parties, PhotoChannel will own exclusively all right, title and interest in and to the System and acknowledges that nothing herein shall be construed to accord to Costco any rights in the System, except as expressly provided herein and Costco hereby disclaims all such right, title and interest.

(b)

Costco’s Intellectual Property. Costco hereby grants PhotoChannel a limited, nonexclusive, non-transferable license to use during the Term and Costco's proprietary trademarks and trade names, and the domain name www.costcophotocenter.com, but solely on the Branded Site and always in accordance with Costco's then current trademark usage guidelines and prior written approval. Costco further grants to PhotoChannel a limited, nonexclusive, non-transferable license to create the links and provide System connectivity from the Costco.com website to the Branded Site and the to all Costco warehouse locations in the United States that exist during the Term. Except as set forth in this Section 16, PhotoChannel acknowledges that pursuant to this Agreement it is not acquiring any interest in or right to use any of Costco’s Intellectual Property or any other licenses and, as between the parties, Costco will own exclusively all right, title and interest in and to the Costco Intellectual Property, and PhotoChannel hereby disclaims all such right, title and interest.

17.	Termination. A party shall be entitled to terminate this Agreement if:

(a)

The other party makes a general assignment for the benefit of its creditors or a proposal or arrangement under the United States or Canadian Bankruptcy laws, if a petition is filed against the other party under any such laws, if the other party is declared or adjudicated bankrupt, if a liquidator, trustee in bankruptcy, custodian, receiver, manager or any other officer with similar powers shall be appointed, either privately or judicially, of or for the other party or if the other party shall commit an act of bankruptcy or propose a compromise, arrangement or otherwise have recourse to any law for the protection of debtors;

(b)

If the other party fails to fulfill any of its obligations hereunder and does not cure such failure, to the reasonable satisfaction of the non-breaching party, within thirty (30) days after receiving written notice of such failure;

(c)	The System experiences a critical outage (as defined in Schedule C) that persists for seventy-two (72) hours; or
(d)	Costco may terminate this Agreement, in its sole discretion, without cause, upon one-hundred and eighty 180) days prior written notice.

18.

Effect of Termination. If Costco elects to transition the services to another party, PhotoChannel shall fully and promptly cooperate with Costco and its designees to transition all Member Data and information and services as necessary to allow any new entity or entities designated by Costco to provide without interruption any or all of the services provided by PhotoChannel under this Agreement. Transition shall occur on a reasonable schedule to be determined by Costco in consultation with PhotoChannel, provided, however, that Costco may at its sole discretion extend the Term of this Agreement for up to 90 days after the termination date in order to facilitate transition. PhotoChannel shall use commercially reasonable efforts to ensure that any transition occurs without service interruption. Services for orders outstanding at the time of termination shall be processed as directed by Costco.

Upon completion of transition or upon termination if there is no transition, PhotoChannel shall immediately return to Costco all Member Data, including the digital images, or at Costco’s request, certify destruction of same. Each party will be responsible for its own transition costs, and Costco (or PhotoChannel’s successor) will be responsible for connectivity charges incurred to transfer Member Data. Notwithstanding the foregoing, should Costco elect to terminate this Agreement, without cause, upon one hundred eighty (180) days prior written notice before the Agreement has been effective for thirty (30) months, Costco shall be responsible for all costs associated with the transition to a new provider per this section and shall reimburse PhotoChannel up to six hundred thousand dollars of its cost of procuring sufficient storage for the performance of this Agreement, such reimbursement to be reduced on a declining balance basis according to the following schedule:

(a)	The $600,000.00 termination liability shall be reduced by $33,333.00 per month during the first twelve months of the Agreement.
(b)

The balance of the termination liability remaining at the end of the first twelve months, which shall be $200,000.00, shall be further reduced by $16,666.00 per month during the second twelve months of the Agreement.

19.

Contingency for PhotoChannel Inability to Perform. Schedule E contains the names and contact information of at least three employees at PhotoChannel who are capable of operating the Branded Site and who have expertise in the System. PhotoChannel shall update the employee information as necessary throughout the Term to maintain its accuracy. PhotoChannel employees shall be informed that they have been designated as contingency contacts for Costco. PhotoChannel shall arrange for Costco to have access to its hosting facility and all other assets and facilities used to operate the Branded Site or in the performance of this Agreement in the event that PhotoChannel becomes unable to perform this Agreement without transferring its obligations to a capable successor. It is the parties’ mutual intent that if such event occurs, Costco shall have access to expertise and facilities as necessary to continue undiminished and uninterrupted operations of the Branded Site for at least as long as required to transition to a new provider. PhotoChannel shall not enter into any agreements or arrangements that would diminish or impair Costco’s rights under this section.

20.

Indemnification by PhotoChannel. PhotoChannel shall hold harmless, defend and indemnify Costco and its affiliates (and their respective employees, directors and representatives) against any and all claims, actions, proceedings and suits and any and all liabilities, damages, settlements, penalties, fines, costs or expenses (including reasonable attorneys' fees and other litigation expenses) (collectively, “Losses”) incurred by Costco, arising out of or relating to:

(a)

any actual or alleged infringement or misappropriation of the intellectual property rights of any person or entity by (i) PhotoChannel’s Intellectual Property, (ii) the System, or (iii) any services provided on the Branded Site by PhotoChannel or its ASR’s;

(b)

any actual or alleged violation by PhotoChannel of any law, statute, PCI DSS, or ordinance or an administrative order, rule or regulation relating to the System or any services provided on the Branded Site by PhotoChannel, or its ASR’s in connection with this Agreement;

(c)

any act, activity or omission of PhotoChannel, or any of its ASR’s, including activities on Costco's premises and the use of any vehicle, equipment, fixture or material of PhotoChannel in connection with any service or right provided by PhotoChannel under this Agreement; or

	(d)	PhotoChannel's breach of any of its representations, warranties or undertakings in this Agreement.
Provided that PhotoChannel shall have no indemnification obligations under this section to the extent that:
	(e)	such Losses arise from Costco’s failing to implement all mandatory updates pursuant to subsection 5(a); or
	(f)	such Losses arise from the acts or omissions of Members that are inconsistent with Costco’s Terms and Conditions of Use and Privacy Policy.

21.

Indemnification by Costco. Costco shall hold harmless, defend and indemnify PhotoChannel and its affiliates (and their respective employees, directors and representatives) against any and all claims, actions, proceedings and suits and any and all liabilities, damages, settlements, penalties, fines, costs or expenses (including reasonable attorneys' fees and other litigation expenses) incurred by PhotoChannel, arising out of or relating to:

	(a)	any actual or alleged infringement or misappropriation of the intellectual property rights of any person or entity by Costco’s Intellectual Property;
	(b)	Costco's breach of any of its representations, warranties or undertakings in this Agreement

22.

Special Terms Related to Interruption of Basic Functionality. PhotoChannel shall maintain web, registration, authentication, transactional, security, email and upload standards in compliance with Section (1)(a) of Schedule C (“basic functionality”). The parties agree that in the event of a critical, major or important failure of basic functionality, Costco’s actual damages, including damage to its goodwill and Member relationships, will be difficult or impossible to determine. To the extent System outages exceed the standard set forth in Schedule C (1)(a) in any rolling four-week period, Costco shall be entitled as liquidated damages and not as a penalty an amount equal to twenty-five percent (25%) of the average amount of gross sales generated per hour through the Branded Site during the immediately preceding week, times the number of hours or portion of hours during which the outage persists. PhotoChannel’s liability under this section shall not exceed five hundred thousand dollars US (USD 500,000).

23.

Limitation of Liability. OTHER THAN THE PARTIES’ INDEMNIFICATION OBLIGATIONS, PHOTOCHANNEL’s OBLIGATIONS UNDER SECTION 22 OR A BREACH OF THE CONFIDENTIALITY OBLIGATIONS HEREIN, TO THE MAXIMUM EXTENT PERMITTED BY LAW, NEITHER PARTY HERETO SHALL BE LIABLE TO THE OTHER PARTY FOR ANY CONSEQUENTIAL, EXEMPLARY, PUNITIVE, INCIDENTAL, INDIRECT OR SPECIAL DAMAGES, HOWEVER ARISING, INCLUDING WITHOUT LIMITATION DAMAGES ARISING OUT OF OR IN CONNECTION WITH ANY LOSS OF PROFIT, OR LOSS OF BUSINESS OR ANTICIPATORY PROFITS, WHETHER IN CONTRACT, TORT, NEGLIGENCE OR OTHERWISE, EVEN IF SUCH PARTY HAS BEEN APPRISED OF THE LIKELIHOOD OF SUCH DAMAGES.

24.

Indemnification Procedure. The indemnified party shall promptly notify the other party in the event of a claim or other occurrence for which the indemnified party claims a right to indemnity, and if the occurrence involves a claim by a third party, shall tender defence of the claim to the indemnified party. The indemnifying party shall assume defence of any third party claim, provided, however that the indemnified party shall have the right to participate in the defence of any claim with separate counsel of its choosing and at its own expense. Any settlement that contains a remedy other than the payment of money damages must be approved in writing in advance by the indemnified party, which approval shall not be unreasonably withheld or delayed. If it is ultimately determined by a court or arbitrator that the indemnifying party had no obligation to defend or indemnify, then the indemnified party shall promptly reimburse the indemnifying party all costs and expenses of indemnification, excluding any cost or expense relating to the determination of the indemnification obligation itself.

25.

Arbitration. All claims and disputes other than claims that would determine the extent or general validity of either party’s Intellectual Property and that (1) are between PhotoChannel and Costco or either’s subsidiaries, parents, affiliates, officers, directors and/or employees, and (2) arise out of or relate to this Agreement or its subject matter, interpretation, performance or enforcement, (including any tort or statutory claim) ("Dispute") shall be arbitrated by a sole arbitrator in Seattle, Washington, in accordance with the Center for Public Resources' Rules for Non-Administered Arbitration (the "CPR Rules") and judgement upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.

All documents and information relevant to the Dispute in the possession of any party shall be made available to the other party not later than sixty (60) days after the demand for arbitration is served, and the arbitrator may permit such depositions or other discovery deemed necessary for a fair hearing. The hearing may not exceed two days. The award shall be rendered within 120 days of the demand. The parties have included these time limits to expedite the proceeding, but they are not jurisdictional, and the arbitrator may for good cause permit reasonable extensions, which shall not affect the validity of the award. The arbitrator may award interim and final injunctive relief and other remedies, but may not award punitive, exemplary, treble, or other enhanced damages. To the fullest extent permitted by applicable law, no arbitration described herein shall be joined to an arbitration involving any other party, whether through class arbitration proceedings or otherwise. In the case of contradiction between the provisions of this Section and the CPR Rules, this Section shall prevail. The limitations on remedies described above may be deemed ineffective to the extent necessary to determine the validity or general extent of either party’s Intellectual Property Rights or preserve the enforceability of the agreement to arbitrate. If any provision of this agreement to arbitrate is held invalid or unenforceable, it shall be so held to the minimum extent required by law and all other provisions shall remain valid and enforceable.

26.

Insurance. PhotoChannel shall give Costco Certificates of Insurance for all times relevant to the Agreement naming Costco Wholesale Corporation as an "additional insured" in protecting all parties from liability under this Agreement. PhotoChannel's insurers must be Best’s rated B+, V11 or better. Evidence of the following coverage is required:

(a)

Commercial General Liability insurance (occurrence form) including contractual liability, products and completed operations, personal and advertising injury, and contractual liability enforcement, with minimum primary limits of $1 million for each occurrence and an aggregate cap of no less than $2 million;

	(b)	U.S. Workers’ Compensation insurance, for U.S. employees, with statutory limits and employer’s liability insurance with minimum limits of $2,000,000;
	(c)	Proof of PhotoChannel’s account standing with the Canadian Workers’ Compensation Board;
	(d)	Automobile Liability insurance with $1,000,000 coverage limits for each accident, including owned, non-owned and hired vehicles; and
(e)

Professional Liability Insurance: covering errors and omissions and wrongful acts in the performance of this Agreement. Such errors and omissions insurance will include coverage for claims of infringement of the copyrights, trademarks, trade dress and patents and misappropriation of trade secrets. Such insurance will bear a combined single limit per occurrence of not less than $2,000,000.

Policy limits may not be reduced, terms changed if the changes reduce Costco’s protection under this section, or policies cancelled with less than thirty (30) days prior written notice to Costco. PhotoChannel's insurance shall be primary and contain a waiver of subrogation by PhotoChannel's insurance carrier with respect to all obligations assumed by PhotoChannel pursuant to the Agreement. If any penalties, etc. are applied to Costco or its subsidiaries as a result of inadequate Workers’ Compensation coverage in either the United States or Canada, PhotoChannel will be responsible to reimburse Costco for the full amount. PhotoChannel understands that statutory liability limitations may apply to claims by its employees, and waives those limits to the extent they might apply to any claim for indemnification by Costco. Coverages and limits will not limit the liability of PhotoChannel.

27.

Employment Practices; Costco’s Approval of ASRs. In providing the Services, PhotoChannel shall not permit employment of unfit persons or persons not skilled in tasks assigned to them. PhotoChannel and its ASR’s shall comply with all laws, statutes, ordinances, administrative orders, rules and regulations, including (without limitation) immigration laws, relating to the services provided under this Agreement. PhotoChannel and any ASRs shall pay their employees at least ninety percent (90%) of Prevailing Wage for performance of services.

For purposes of this Section, Prevailing Wage shall mean the hourly wage customarily paid for similar work in the local trade area where the services are performed by competitive service providers that comply with the law. PhotoChannel agrees not to allow any third party ASRs to work on the Branded Site without Costco’s prior written approval.

28.	Code of Conduct. PhotoChannel acknowledges receipt of and agrees to comply with Costco’s Code of Conduct applicable to all vendors, as such code may be amended during the Term.

29.

Notices. All notices, demands, approvals, consents and acceptances under this Agreement shall be in writing and shall be deemed to have been duly given if mailed or delivered to a party at its address mentioned above or faxed to the attention of:

TO:	PhotoChannel Networks, Inc.	TO:	Costco Wholesale Corporation
	425 Carrall Street		999 Lake Drive
	Suite 590		Issaquah, WA 98027
Vancouver, British Columbia
Canada V6B 6E3

Attn:	President	Attn:	Glen Hutchinson, AGMM/Operations
Manager, Image Processing & Film

Fax No.:	604.893.8966	Fax No:	425.313.6500

With a copy to: Corporate Counsel
Fax.No. 425.313-8114

30.

Opportunity for Costco Affiliates. Costco affiliates operating in other countries may enter into agreements with PhotoChannel for the same terms as described in this Agreement on terms that are in the aggregate at least as favourable to the Costco affiliate as the terms of this Agreement.

31.	Severability – If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

32.

Non-Assignability. Neither party may assign this Agreement without the prior written consent of the other party, such consent not to be unreasonably withheld; provided that both parties have the unrestricted right to transfer and assign its interest in this Agreement, in whole or in part, to any entity: (a) acquiring all or substantially all of its assets or stock, (b) surviving a merger with or resulting from a reorganization, or (c) to any affiliate. An “affiliate” is an entity controlling, controlled by or under common control with the assigning party. Subject to the provisions of this Section 32, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

33.

Publicity. Neither party will issue a press release or other public announcement concerning the existence of this Agreement or its contents or the transactions contemplated herein without the express written consent of the other party.

34.

Relationship. Nothing in this Agreement is intended to create an agency, partnership or joint venture relationship. The parties are acting solely as independent contractors, and have no fiduciary duty to one another. PhotoChannel is solely responsible for the wages, benefits, withholding taxes and/or compensation of its employees and ASR’s.

35.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, U.S.A. Each party submits to the non-exclusive jurisdiction of the courts of the State of Washington, U.S.A.

36.

Waiver. No waiver of breach of any provision of this Agreement by either party will constitute a waiver of any subsequent breach of the same or of any other provision, nor shall any waiver be effective unless in writing and signed by both parties.

37.

Force Majeure. Except as preventable by compliance with the terms of this Agreement, neither party shall be liable for inability to perform due to natural catastrophes, governmental acts or omissions, laws or regulations, transportation stoppages, or acts of war or terrorism.

37.

Interpretation. The captions and headings used in this Agreement are for convenience only and do not constitute substantive matter and are not to be construed as interpreting the contents of this Agreement. The word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with references thereto).

39.

Survival. The provisions of Sections 13(Confidentiality), 18(Effect of Termination), 19 (Contingency), 20(Indemnification by PhotoChannel), 21(Indemnification by Costco), 24(indemnification Procedure), 25(Arbitration), 29(Notices), 31(Severability) and 34-40 of this Agreement shall survive its termination.

40.

Entire Agreement. This Agreement, together with its attachments, constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral or written communications with respect hereto. This Agreement may not be altered, amended, or modified except by a written instrument signed by an authorized employee of each party. If there is any conflict between this Agreement and any Schedules or Exhibits attached hereto, this Agreement shall supersede.

In WITNESS WHEREOF, the undersigned have caused this License and Service Agreement to be duly executed and delivered as of the effective date of this Agreement.

PHOTOCHANNEL NETWORKS INC.	COSTCO WHOLESALE CORPORATION

By: “Robert Chisholm”	By:	“Glen Hutchinson”
Name: Robert Chisholm	Name:	Glen Hutchinson
Title: CFO	Title:	AGMM / Operations Managaer

	By:	“Cynthia Glaser”
	Name:	Cynthia Glaser
	Title:	VP / GMM

Schedule A

Statement of Work
Online Digital Photofinishing

Information redacted sets out information for the branded site.

Schedule B

Costco.com

Form Statement of Work for Customized Features

Information redacted sets out information for the branded site.

Schedule C

Service Level Agreement

Information redacted sets out information for service levels for the branded site.

Schedule D

PHOTO FULFILLMENT SERVICES AGREEMENT

THIS PHOTO FULFILLMENT SERVICES AGREEMENT (“Agreement”) is made and entered into as of _________________, 20__ (the “Effective Date”), by and between Costco Wholesale Corporation, a Washington corporation (“Costco”) and _________________, a ___________(“Fulfillment Provider”).

RECITALS

     A. Fulfillment Provider is in the business of providing custom photograph-related products and services, including shipping and delivery.

     B. Costco provides merchandise and services to members of its warehouse clubs (“Members”), including, without limitation, digital photo and other personalized photograph-related products (“Photo Products”), which are sold to Members via an e-commerce photo center reached from www.costco.com.

     C. PhotoChannel Networks, Inc. (“PhotoChannel”) on behalf of Costco operates a website (the “Costco Photo Center Website”), which allows users to upload, store, share and manage digital images and to purchase photograph-related products and services.

     D. Fulfillment Provider has agreed to provide Photo Products for sale to Members via the Costco Photo Center Website pursuant to the terms herein and terms and conditions reasonably required by Photo Channel

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals, and other good and valuable consideration, the parties agree as follows:

1. TERM. This Agreement will be in effect from the Effective Date for a term of one (1) year, expiring on March 18, 2009 (“Initial Term”), unless terminated earlier pursuant to the provisions of this Agreement. This Agreement may be extended for additional one-year terms by mutual written agreement of the parties (each a “Renewal Term”). The Initial Term and any Renewal Term shall collectively be referred to herein as the “Term.”

2. SERVICES. During the Term, Fulfillment Provider shall furnish the agreed upon Photo Products, as more fully described on Exhibit A, for online sales to Members through the Costco Photo Center Website, for delivery to Members at warehouse(s) and/or shipment directly to Members.

     (a) Orders. Fulfillment Provider shall promptly process and fill all Member orders for the Photo Products received from PhotoChannel.

     (b) Fulfillment Provider Terms. Fulfillment Provider will provide the Photo Products in accordance with the Costco Wholesale Terms - Photo products, which are attached hereto as Exhibit B and are incorporated herein by this reference.

     (c) Fulfillment Provider Conduct. Fulfillment Provider will (i) provide all Photo Products at the level meeting or exceeding industry standards for the Photo Products it provides, as compared to its competitors; (ii) perform its duties and obligations arising under this Agreement utilizing the highest standards of care, skill and diligence utilized in Fulfillment Provider’s industry; (iii) not outsource, subcontract or otherwise permit third parties to perform its duties hereunder without obtaining Costco’s prior written consent; (iv) not act, or neglect to act, in a way that would injure the goodwill associated with the Costco name.

     (d) Member Service. Costco or an entity designated by Costco will be responsible for Member inquiries regarding the Photo Products. Under no circumstance shall Fulfillment Provider attempt to address or resolve Member service issues directly with Members, unless specifically requested to do so by an authorized Costco employee or representative. Fulfillment Provider will use its best efforts to resolve issues to the Member’s satisfaction, including but not limited to, providing full refunds to Members.

     (e) Changes. Fulfillment Provider will cooperate with Costco and PhotoChannel regarding any reasonable changes in the Photo Products, including pricing and selection of goods and services necessitated by changes in the operation of the Costco Photo Center Website or otherwise.

3. BILLING AND PAYMENT.

     (a) Fees. The fees and charges for the Photo Products are set forth in Exhibit A. Fulfillment Provider’s pricing to Costco shall be at least as favorable as the most favorable terms offered to any third parties.

     (b) Payment. Fulfillment Provider will submit to Costco or its designated agent for payment a weekly invoice for the costs of all Photo Products provided to Costco Members, including postage, shipping, handling and/or packaging charges, if applicable. All handling and shipping charges are outlined in Exhibit A and Fulfillment Provider will treat these charges as a pass through with no markup. Each invoice will state the number of Photo Products sold, the price, the total amount, and related shipping charges.

     (c) Billing Discrepancies. Costco, or its designated agent for payment, will pay to Fulfillment Provider all undisputed charges net 30 days from receipt of PhotoChannel invoice. In the event that Costco asserts in good faith that any item or items on an invoice are not correct, then Costco will within thirty (30) days of receipt of such invoice deliver written notice to Fulfillment Provider explaining in detail why Costco believes that an item or items are not correct. The parties will use all reasonable efforts to resolve such dispute expeditiously.

The time for paying the disputed portion of the invoice shall be extended by a period of time equal to the time between Fulfillment Provider’s receipt of such notice from Costco and the resolution of such dispute.

     (d) Audit. Fulfillment Provider will permit Costco and/or its agents and representatives to review, audit and inspect records relating to this Agreement, at all reasonable times during the normal business hours of Fulfillment Provider. Fulfillment Provider will also permit state or federal regulatory authorities having jurisdiction over Costco, to review, audit or inspect Fulfillment Provider’s compliance with the terms and conditions of this Agreement, or its or Costco’s compliance with reporting, disclosure or other requirements of any federal, state or local law or regulation. Fulfillment Provider will actively cooperate in all such reviews, audits or inspections. Any costs or expenses incurred by Costco in conjunction with such review, audit or inspection (excluding regulatory reviews, audits or inspections) will be paid for by Costco unless the audit demonstrates that Fulfillment Provider has overcharged Costco in the aggregate by more than five percent (5%) of the amount actually due for the audit period. In such an event, Fulfillment Provider will reimburse Costco for all costs and expenses incurred as a result of such review, audit or inspection and will also (if applicable) refund to Costco the full amount of any amounts due.

4. PRICES AND MARKETING. All pricing and marketing of Photo Products will be performed by Costco or with Costco’s supervision.

5. REPORTING. Fulfillment Provider will cooperate with PhotoChannel as necessary for PhotoChannel to provide Costco with any periodic or other reports requested by Costco.

6. CONFIDENTIALITY.

     (a) Confidential Information. Fulfillment Provider shall hold in trust and confidence all of the information regarding Costco’s business, products, customers, Members, strategies, know-how, plans, forecasts, pricing, sales information, operations or finances, services, technologies, methodologies and processes, including but not limited to Personal Information (as defined in Section 6(f)) (collectively, the “Confidential Information”). The existence and substance of this Agreement will be considered part of the Confidential Information. Fulfillment Provider will restrict access to the Confidential Information to only such of its employees and contractors who: (i) require such Confidential Information for the purpose of performing this Agreement, and, (ii) have agreed in a writing at least as protective as this Agreement to maintain the confidential nature of all information received by them in the course of their engagement. Fulfillment Provider shall not use the Confidential Information for any purpose other than to perform this Agreement, and must protect the Confidential Information against unauthorized use or disclosure with at least the same degree of care as Fulfillment Provider normally exercises to protect its own information of like character and importance, but in no event less than reasonable care or such higher standard of care as is justified by the facts and circumstances of the disclosure.

     (b) Exclusions. The Confidential Information expressly excludes any information that Fulfillment Provider can demonstrate: (i) was already known by Fulfillment Provider without any obligation of confidentiality; (ii) is obtained by Fulfillment Provider from a third party lawfully in possession thereof without any obligation of confidentiality; (iii) is or becomes part of the public domain through no fault of Fulfillment Provider and no wrongdoing by another party; (iv) is independently ascertained or developed by or for Fulfillment Provider by its employees or any third party without use of any Confidential Information; or (v) is approved for public release by written authorization of Costco.

     (c) Legal Requirements. In the event Fulfillment Provider is required by law, regulation or court or governmental order to disclose any of the Confidential Information, Fulfillment Provider will promptly notify Costco in writing prior to making any such disclosure in order to allow Costco to seek a protective order or other appropriate remedy from the proper authority at Costco’s expense. Fulfillment Provider will cooperate with Costco at Costco’s expense in seeking such order or other remedy or in defining the scope of any required disclosure.

     (d) Upon Termination. Upon termination of this Agreement, or earlier upon Costco’s written request, Fulfillment Provider shall deliver all Confidential Information to Costco or make such other disposition thereof as Costco may direct at Costco’s expense.

     (e) No License. Disclosure of the Confidential Information to Fulfillment Provider hereunder shall not constitute any option, grant or license to Fulfillment Provider under any patent or other rights now or hereinafter held by Costco, its parents, subsidiaries or other affiliates.

     (f) Personal Information. Fulfillment Provider agrees to comply with Privacy Policy posted on the Costco Photo Center Website. In addition, Fulfillment Provider agrees as follows:

          (i) Receipt. In connection with the Photo Products, Fulfillment Provider will be provided with or otherwise receive personal information about identifiable individuals including without limitation Member names and other data related to Costco’s Members (e.g., mailing address, phone number, email address, goods and services purchased, financial information) and information related to Costco’s employees and independent contractors (collectively, “Personal Information”). Costco shall own all right, title and interest to all Personal Information. Fulfillment Provider agrees (A) not to use or collect Personal Information for any purpose other than those related to the performance of Fulfillment Provider’s obligations under this Agreement; (B) to treat Personal Information as the Confidential Information of Costco in accordance with the confidentiality provisions of this Agreement, (C) not to disclose Personal Information except as expressly permitted in this Agreement, and (D) to destroy all Personal Information no later than 60 days after collecting it. By way of example and without limitation, Fulfillment Provider shall not: provide Personal Information to any third party; rent, sell or barter any Personal Information; identify, promote or otherwise disclose such Personal Information in a manner that identifies any Member; use any Personal Information for any direct or indirect solicitation; or otherwise use any Personal Information in contravention of this section.

          (ii) Consent Required. If Fulfillment Provider reasonably considers it necessary to the performance of its obligations under this Agreement to transfer or disclose any Personal Information to a third party, such as an agent or affiliate of Fulfillment Provider, Fulfillment Provider shall obtain Costco’s prior written consent and shall enter into a written agreement with the third party that requires such third party to treat Personal Information in accordance with the terms of this Agreement and not use Personal Information for any purpose other than to perform Fulfillment Provider’s obligations hereunder.

          (iii) Adequate Security. Fulfillment Provider also agrees (A) to establish and maintain adequate security measures to protect the security and confidentiality of Personal Information, including physical, technological and administrative measures; (B) to immediately forward any individual’s request for access to Personal Information to Costco and to cooperate with Costco in responding to such access request, including the provision of information regarding the use and disclosure of such Personal Information by Fulfillment Provider, (C) to immediately notify Costco of any breach of security or complaints received or any notices of investigation or non-compliance from any governmental or regulatory authority or agency related to the collection, use or disclosure of Personal Information, and to co-operate with Costco and assist in any such investigation; (D) to amend any Personal Information upon Costco’s request; and (E) to rectify any alleged breaches of Fulfillment Provider’s confidentiality and protection of Personal Information obligations in this Agreement to the sole satisfaction of Costco.

          (iv) Authority. With respect to Personal Information collected by Fulfillment Provider and transferred or otherwise made available to Costco, Fulfillment Provider has the authority and/or has obtained all necessary consents from the subject individuals required under applicable privacy laws and regulations to enable the Personal Information to be: (A) transferred, disclosed or otherwise made available to Costco, and (B) processed, copied, altered, stored, deleted, transferred or otherwise used by Costco for the purposes for which Costco intends to use the Personal Information.

     (g) Audit; Disaster Recovery. Upon reasonable advance notice but in no event less than seven (7) calendar days, Costco may conduct an audit of Fulfillment Provider’s internal systems and procedures for the retention of Costco Confidential Information, including Personal Information. Fulfillment Provider shall cooperate with Costco’s audit and, unless otherwise agreed by Costco, address shortcomings identified by the audit by implementing industry best practices within thirty (30) days following receipt of Costco’s security audit report. The cost of any such audit shall be borne by Costco; the cost of remediation shall be borne by Fulfillment Provider. Fulfillment Provider also shall provide back up and industry standard disaster recovery systems and procedures to protect all of Costco’s Confidential Information and for Fulfillment Provider’s own systems used in connection with its performance under this Agreement. Costco may also audit such systems and procedures in accordance with this Section 6(g).

7. REPRESENTATIONS AND WARRANTIES.

     (a) Fulfillment Provider. Fulfillment Provider represents and warrants that:

          (i) Fulfillment Provider is solely responsible for the design, development, supply and performance of the Photo Products, and, excluding any Member-supplied images, has good title to or right to provide them;

          (ii) Fulfillment Provider will comply with all federal, state and local laws and regulations relating to its obligations in connection with this Agreement and the Photo Products, including but not limited to copyright laws and child pornography laws;

          (iii) All Photo Products will conform to applicable specifications, laws, regulations, instructions, and descriptions, and will be merchantable, free from defects and will be fit for the purpose intended;

          (iv) In conjunction with providing the Photo Products, Fulfillment Provider is not infringing upon any third party’s trademark, copyright, trade name, service mark, patent, trade secret or other intellectual property;

          (v) Fulfillment Provider shall not use such images for any purpose other than to fulfill orders placed through the Costco Photo Center Website; and

          (vi) Fulfillment Provider’s shall employ practices at least as protective of copyright holders and of the public as those contained in the terms and conditions posted on the photo center section of Costco.com.

These warranties will be in addition to all other warranties, express, implied or statutory and in addition to all obligations contained in this Agreement.

     (b) Costco. Costco represents and warrants to Fulfillment Provider that (i) Costco has the authority to enter into this Agreement and to perform its obligations hereunder; and (ii) Costco’s performance of its obligations under this Agreement will not violate any applicable law, rule, regulation or judicial order, or violate or conflict with any contractual obligations or confidential relationships which Costco may have to or with any third party.

     (c) NO OTHER WARRANTIES. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, NEITHER COSTCO NOR FULFILLMENT PROVIDER MAKES ANY OTHER WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY PHOTO PRODUCTS, RELATED SERVICES, DELIVERABLES, EQUIPMENT, SOFTWARE OR DOCUMENTATION. COSTCO AND FULFILLMENT PROVIDER SPECIFICALLY DISCLAIM ANY AND ALL IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. NO RELIANCE. Notwithstanding anything contained herein, Costco makes no representations, forecasts or projections, implied or expressed, regarding the number of Members who will purchase Photo Products or the volume of business that may be generated during the Term of this Agreement. Without limitation, any capital investments, business expenses, work force additions, or expenditures of any kind or nature made by Fulfillment Provider (“Expenditures”) in anticipation of any volume to be generated by Costco or its Members will be made solely at the risk of Fulfillment Provider and in no event and under no circumstances will Costco ever be liable for any Expenditures by or on behalf of Fulfillment Provider.

9. INDEMNITY.

     (a) By Fulfillment Provider. Fulfillment Provider will defend, indemnify and hold Costco, its affiliates (including its parent, subsidiary and affiliated organizations), officers, directors, employees, representatives, agents and Members harmless from and against all claims, actions, liabilities, damages, judgments, losses, fines, penalties, suits at law or in equity, costs, and expenses, including attorney fees (collectively “Claims”), relative to or arising out of the following:

          (i) any act, activity or omission of Fulfillment Provider, its employees, agents, representatives and subcontractors in connection with the Photo Products or this Agreement;

          (ii) any actual or alleged violation of any law, statute, ordinance, administrative order, rule or regulation relating to or arising out of the Photo Products or related services provided or to be provided by Fulfillment Provider under this Agreement, including any violation of privacy laws;

          (iii) any actual or alleged infringement of any patent, trademark, trade name, trade dress, copyright or other right;

          (iv) the design, development, manufacture, production, distribution or use of the Photo Products, including any actual or alleged death of or injury to any person, damage to any property, or any other damage or loss, by whomsoever suffered, claimed to result in whole or in part from the Photo Products or any actual or alleged defect in them (whether latent or patent) including any alleged failure to provide adequate warnings, labeling or instructions; and

          (v) any breach or default by Fulfillment Provider under this Agreement, including any breach of the warranties and/or representations herein.

The indemnities and obligations of Fulfillment Provider will not be affected or limited in any way by Costco’s extension of warranties to its Members.

     (b) By Costco. Costco will indemnify, defend and save harmless Fulfillment Provider and its affiliates, and their respective officers, directors, shareholders, members, partners, employees, agents and other personnel, from any loss, liabilities, causes of action, lawsuits, penalties, damages, claims or demands (including the costs and expenses and reasonable attorneys’ or experts’ fees on account thereof) arising out of: (i) the gross negligence or willful acts or omissions of Costco; or (ii) a claim of an unfair or deceptive act or practice of Costco.

     (c) Indemnification Procedures. The indemnified party shall promptly notify the other party in the event of a claim or other occurrence for which the indemnified party claims a right to indemnity, and if the occurrence involves a claim by a third party, shall tender defence of the claim to the indemnified party. The indemnifying party shall assume defence of any third party claim, provided, however that the indemnified party shall have the right to participate in the defence of any claim with separate counsel of its choosing and at its own expense. Any settlement that contains a remedy other than the payment of money damages must be approved in writing in advance by the indemnified party, which approval shall not be unreasonably withheld or delayed. If it is ultimately determined by a court or arbitrator that the indemnifying party had no obligation to defend or indemnify, then the indemnified party shall promptly reimburse the indemnifying party all costs and expenses of indemnification, excluding any cost or expense relating to the determination of the indemnification obligation itself.

10. INSURANCE. Fulfillment Provider will provide Certificate of Insurance at all times naming Costco Wholesale Corporation as an Additional Insured and protecting all parties from the liability set forth above. Fulfillment Provider’s insurers must be Best’s rated B+, VII or better. Evidence of the following coverage is required:

     (a) Commercial General Liability: (including contractual liability) with a limit of $1,000,000 each occurrence, written in occurrence form, covering liability arising from premises, operations, independent contractors, products and completed operations, and personal injury. Fulfillment Provider shall list Costco Wholesale as additional insured per the CG2010 85 Endorsement (Additional Insured-Owners, Lessees, or Contractors-Scheduled Persons or Organizations).

     (b) Workers Compensation Insurance: with statutory limits and Employers Liability (Stop-Gap Liability) Insurance with minimum limits of $1,000,000.

     (c) Automobile Liability Insurance: with $1,000,000 coverage limits for each accident, including owned, non-owned, and hired vehicles.

     (d) Waiver of Subrogation: All policies shall contain a waiver of insurer’s rights to subrogate against Costco.

Fulfillment Provider shall provide evidence of the required coverage upon the execution of this Agreement. Policy limits may not be reduced, terms changed, or policy canceled with less than thirty (30) days prior written notice to Costco.

Fulfillment Provider’s insurance shall be primary with respect to all obligations assumed by Fulfillment Provider pursuant to this Agreement. Coverage and limits referred to above shall not in any way limit the liability of Fulfillment Provider.

11. TERMINATION AND DEFAULT. In addition to any other provisions for termination and/or default in this Agreement, Fulfillment Provider will be considered in default of its obligations under this Agreement in the event it has breached a material obligation, representation, covenant or warranty and has not cured such breach within thirty (30) days written notice or if files a bankruptcy petition, becomes insolvent, or is otherwise financially unable to meet its obligations under this Agreement. In the event of default by Fulfillment Provider, Costco may, in its sole discretion, terminate this Agreement immediately upon written notice. In addition, Costco may terminate this Agreement prior to the expiration of its initial Term in Costco’s sole and absolute discretion, with or without cause, by giving sixty (60) days prior written notice of termination to Fulfillment Provider, or as otherwise set forth herein. This Agreement will automatically terminate upon termination or expiration of the agreement between Costco and PhotoChannel for operation of the Costco Photo Center Website.

12. EFFECT OF TERMINATION OR EXPIRATION. After the termination or expiration of this Agreement, Fulfillment Provider shall fulfill pending orders for Photo Products (the “Post Termination Services”). The terms and conditions, including without limitation all representations, warranties, indemnities and payment obligations shall continue to apply. Upon completion of all Post Termination Services, Fulfillment Provider shall immediately return to Costco all Personal Information in accordance with Costco’s written request, and at the sole cost of Costco. If Costco elects to transition the provision of photo products to another party, Fulfillment Provider shall fully and promptly cooperate with Costco and its designees to enable a transition at Costco’s expense to any new entity or entities on a reasonable schedule to be determined by Costco. Fulfillment Provider will delete all images received through the Costco Photo Center Website in Fulfillment Provider's ordinary course of business. Costco will promptly pay Fulfillment Provider any undisputed amounts due for pre-termination or Post Termination Services in accordance with the terms of this Agreement.

14. LIMITATION OF LIABILITY. EXCEPT FOR INDEMNIFICATION OBLIGATIONS AND BREACHES OF CONFIDENTIALITY OBLIGATIONS, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOSSES WHICH MAY BE SUFFERED BY EITHER OF THEM WITH RESPECT TO THE SUBJECT MATTER HEREOF. SUCH DAMAGES INCLUDE, BUT ARE NOT LIMITED TO, COMPENSATION, REIMBURSEMENT OR DAMAGES ON ACCOUNT OF PRESENT OR PROSPECTIVE PROFITS OR REVENUES, EXPENDITURES, INVESTMENTS OR COMMITMENTS, WHETHER MADE IN THE ESTABLISHMENT, DEVELOPMENT OR MAINTENANCE OF BUSINESS REPUTATION OR GOODWILL, UNDER ANY THEORY OF TORT, CONTRACT, INDEMNITY, WARRANTY, STRICT LIABILITY OR NEGLIGENCE, EVEN IF THE PARTY KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

15. DISPUTES AND ARBITRATION. All claims and disputes that (a) are between Fulfillment Provider and Costco or their respective affiliates, subsidiaries, parents and/or their employees, and (b) arise out of or relate to this Agreement or the Photo Products including (without limitation) breach, termination or validity thereof, will be finally resolved by arbitration, in English, by a sole arbitrator in Seattle, Washington in accordance with the Rules of the Center for Public Research (“CPR Rules”) for Non-Administered Arbitration, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. All documents and information relevant to the claim or dispute in the possession of any party will be made available to the other party not later than sixty (60) days after the demand for arbitration is served, and the arbitrator may permit such depositions or other discovery deemed necessary for a fair hearing. The hearing may not exceed two days. The award will be rendered within one hundred twenty (120) days of the demand. The arbitrator may award interim and final injunctive relief and other remedies, but may not award punitive damages. No time limit herein is jurisdictional. Notwithstanding the above, Costco or Fulfillment Provider may bring court proceedings or claims against each other solely as part of separate litigation commenced by an unrelated third party, or if not first sought from the arbitrator, solely to obtain in the state or federal courts in King County, Washington, temporary or preliminary injunctive relief or other interim remedies pending conclusion of the arbitration. In the case of contradiction between the provisions of this Section and the CPR Rules, this Section will prevail.

16. NOTICES. All notices, approvals and other communications which are required or desired to be given by either party to the other under this Agreement shall be in writing and shall be hand delivered or sent by overnight courier to the address below.

To Costco:	To Fulfillment Provider:

Costco Wholesale Corporation
845 Lake Drive
Issaquah, WA 98027
Attention:	Attention:

17. INDEPENDENT CONTRACTOR. In performing this Agreement, Fulfillment Provider shall act in the capacity of an independent contractor and not as an employee or agent of Costco. Fulfillment Provider will not represent itself as an agent or legal representative of Costco for any purpose whatsoever. Fulfillment Provider will be solely responsible for the employment and remuneration of its employees and contractors and any claims with respect thereto, and will be solely responsible for the withholding and payment of all federal, state, and local income taxes applicable to it, or such employees and contractors. Fulfillment Provider acknowledges that as an independent contractor, neither it nor any of its employees or contractors will be eligible for any Costco employee benefits, including, but not limited to, vacation, medical, dental, or pension benefits.

18. MISCELLANEOUS.

     (a) Code of Conduct. Fulfillment Provider will comply with Costco’s Fulfillment Provider Code of Conduct attached hereto as Exhibit C and incorporated herein by this reference.

     (b) Binding Effect; Assignment; Transfer. Fulfillment Provider may not assign this Agreement, or any rights or obligations under or relating to this Agreement, whether voluntarily, involuntarily or by operation of law, without the prior written consent of Costco, and any such purported assignment will be void. In addition to the general meaning, any of the following will be deemed an assignment of this Agreement: (a) the sale or disposition of all or substantially all of the assets of Fulfillment Provider or its direct or indirect parent company; (b) the sale or disposition of a majority of the outstanding shares of voting capital stock or other voting interests of Fulfillment Provider or its direct or indirect parent company; or (c) the reorganization, merger or consolidation of Fulfillment Provider or its direct or indirect parent company with or into another company, other than a transaction in which holders of voting capital stock or other voting interests of Fulfillment Provider, or its direct or indirect parent company, immediately prior to such transaction will have a majority of the ownership of voting capital stock or other voting interests of the surviving company immediately after such transaction. This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns, and no other person will acquire or have any right under or by virtue of this Agreement.

     (c) Governing Law; Attorney’s Fees; Venue. This Agreement shall be deemed to have been made and executed in the State of Washington and any dispute arising hereunder shall be resolved in accordance with the laws of the State of Washington, without reference to its conflict of laws principles. In the event of any dispute related to this Agreement, the prevailing party shall be entitled to recover all its reasonable expenses related to such dispute including reasonable attorneys’ and experts’ fees and court costs. Subject to Section 16, the parties agree to submit any dispute relating to this Agreement to the exclusive jurisdiction of the federal and state courts of the King County, Washington.

     (d) Attorney Fees. The prevailing party in any suit or other proceeding will be entitled to recover all its reasonable attorney fees, expenses and costs, including costs of investigation as actually incurred, whether in pretrial, arbitration, appeal, or in any proceeding including bankruptcy or in any action to enforce a judgment or award.

     (e) Exhibits. All exhibits attached hereto are incorporated by reference and made a part of this Agreement.

     (f) Headings. The headings of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and will in no way modify or restrict any of the terms or provisions of this Agreement.

     (g) Interpretation; Construction. The language in all parts of this Agreement will in all cases be construed according to its fair meaning. Fulfillment Provider and Costco acknowledge that each party and its counsel have had an opportunity to review and participate in the drafting of this Agreement and no ambiguity will be construed against any party based on a claim that that party drafted the ambiguous language.

     (h) Severability. In the event any provision, or portion thereof, of this Agreement is held by a court having proper jurisdiction to be unenforceable in any jurisdiction, then such portion or provision will be deemed to be severable as to such jurisdiction (but, to the extent permitted by law, not elsewhere) and will not affect the remainder of this Agreement, which will continue in full force and effect. If any provision of this Agreement is held to be so broad as to be unenforceable, such provision will be interpreted to be only so broad as is necessary for it to be enforceable.

     (i) Waiver. Either party’s waiver of any breach or failure to enforce any of the terms and conditions of this Agreement at any time shall not in any way affect, limit or waive such party’s right thereafter to enforce and compel strict compliance with every term and condition hereof.

     (j) Survival. The following sections shall survive the expiration or termination of this Agreement: 3, 6, 8, 9, and 11 through 18.

     (k) No Publicity. Fulfillment Provider shall not, without the prior written consent of Costco, refer to Costco or any of its affiliates in any manner in press releases, advertising or other public or promotional statements.

     (l) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument, and will become effective when one or more counterparts have been signed by each of the parties.

     (m) Entire Agreement; No Oral Modifications. This Agreement (including Exhibits) represents the entire agreement among the parties and supersedes and cancels any prior oral or written agreement, letter of intent or understanding relating to the subject matter hereof. This Agreement cannot be changed or modified other than by a written agreement executed by both parties. This Agreement will be binding upon and inure to the benefit of the successors and permitted assigns of the parties. In the event of a conflict between this Agreement and any of its Exhibits, the Agreement will prevail.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

Fulfillment Provider:	Costco:

_________________________________________________	Costco Wholesale Corporation

By: _______________________________________________	By: ___________________________________________
Name: _____________________________________________	Name: _________________________________________
Title: ______________________________________________	Title: __________________________________________

EXHIBIT A

DESCRIPTION OF PHOTO PRODUCTS AND RELATED SERVICES

Information redacted sets out information for the branded site.

EXHIBIT B

COSTCO WHOLESALE TERMS – PHOTO PRODUCTS

Information redacted sets out information for the branded site.

EXHIBIT C

COSTCO VENDOR CODE OF CONDUCT

I. PURPOSE.

     Costco Wholesale Corporation is committed to protecting the working rights and safety of the people who produce the merchandise it sells, recognizing and respecting the cultural and legal differences found throughout the world. To these ends, Costco:

1.	prohibits illegal child labor, compulsory prison or slave labor and physical abuse of workers;

2.	expects its vendors to comply, at a minimum, with the applicable labor and environmental laws and regulations of the country where the merchandise is produced; and

3.	encourages its vendors to work to achieve "Above and Beyond Goals."

     Through this approach, Costco believes that practical and realistic protections and improvements for workers will occur. Costco's Vendor Code of Conduct applies to all Vendors who provide merchandise to Costco. Costco will seek to identify and utilize Vendors who share our commitment and reserves the right to conduct, or have conducted on its behalf, audits of production facilities and business practice in order to monitor such Vendor's commitment. Costco reserves the right to cease doing business with any Vendor who does not share our commitment. This Vendor Code of Conduct may be amended by Costco; its enforcement and/or interpretation rests solely with Costco; and it does not confer or create any rights in favor of any party other than Costco.

II. DEFINITIONS.

     Above and Beyond Goals means programs and policies adopted and implemented by Vendors and Facilities that exceed the local laws and seek to continuously improve the working conditions of employees and the protection of the environment. Costco will seek to utilize Vendors and Facilities who strive to achieve Above and Beyond Goals and demonstrate a continuing commitment to protection and improvement of worker's rights, safety and the environment.

     Costco means Costco Wholesale Corporation, its subsidiaries, affiliates and joint ventures, including Costco Wholesale Canada Ltd., Costco Wholesale UK Limited, Costco Wholesale Korea, Ltd., Costco President (Taiwan), Inc., Costco de Mexico, S.A. de C.V., and Costco Wholesale Japan, Ltd., and is referred to collectively as "Costco."

     Facility means the primary factory, processing or manufacturing plant that produces the goods and/or services integral to the production of the Merchandise. The Facility may be owned by Vendor or may be a subcontractor. The Vendor is responsible for ensuring the Facility's compliance with this Code of Conduct, regardless of the Vendor's relationship with the Facility.

     Merchandise means all goods described in any Costco purchase order and all packaging, including pallets, instructions, warranties and other materials and services normally included with such Merchandise.

     Vendor(s) means the entity which directly provides the Merchandise to Costco and includes the entity's parent, affiliates, subsidiaries, agents, representatives, principals and family members, and other businesses, names or trade names used by such entity in relation to the sale of merchandise to Costco.

III. FACILITY SUPPLIERS AND SUBCONTRACTORS.

     Vendor is responsible for ensuring compliance with Costco's Code of Conduct by all Facilities and their suppliers or subcontractors that produce or provide materials or services that are used in the manufacture, processing or production of Merchandise sold to Costco.

IV. DOCUMENTATION.

     All documentation that may be needed to verify compliance with Costco's Code of Conduct and with all the applicable laws and regulations of the country where the merchandise is produced must be maintained on-site. All such documentation is to be made available upon the request of Costco or its third party auditor.

V. CHILD LABOR.

     All workers shall be at least fourteen (14) years old unless the applicable local law allows otherwise. Vendor and Facilities must maintain official and verifiable documentation of each worker’s date of birth, or lacking this documentation, have some legitimate means of confirming each worker’s age.

VI. COMPULSORY PRISON LABOR & PHYSICAL ABUSE.

     Vendors and Facilities shall not use any compulsory prison or slave labor or inflict any physical abuse or corporal punishment.

VII. LABOR AND EMPLOYMENT STANDARDS.

     Vendor and Facilities shall comply with all national and local, provincial or other applicable labor and employment laws and regulations of the country where the merchandise is produced and includes those laws that prohibit forced or bonded labor and indentured servitude, regulate wage and hour rules, allow employees to associate freely, regulate the use of foreign contract or migrant workers and prohibit discrimination in hiring and employment practices based on race, color, religion, sex, age, physical ability , or national origin.

     In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendors and Facilities are strongly encouraged to adopt the following as “Above and Beyond Goals” and as part of their management practices:

A.

Wages & Benefits: The wage paid by Vendors and Facilities shall be at least the legal minimum wage. Benefits shall include, at a minimum, those mandated by law. The wage structure, with any employer contributions and legitimate deductions, is to be itemized clearly in writing for the workers and in accordance with the local law. Wages are always to be paid at least monthly and in a manner convenient to the workers.

B.

Regular Working Hours & Overtime Hours: Vendors and Facilities shall comply with applicable laws on regular working hours and overtime hours. No mandatory excess overtime is allowed unless local law provides otherwise.

In such case, legal overtime waivers, if applicable, are to be obtained in accordance with and as required by the local law. Workers are to receive overtime pay, which is higher than the regular wage, and in accordance with the local law. In addition, if legal overtime is necessary, in particular if the industry is seasonal in nature, workers are to be advised prior to the time of hiring.

C.

Employment Contracts: At the time of hiring, all workers are to be clearly informed of the terms of employment as mandated by law and the Facility's own policies and regulations. Whenever possible, and if required by the local law, an employer-employee agreement or contract should be written in a language understood by the employee, which states all relevant terms of employment and shall be signed by both parties, along with any required government approval stamp. A copy of this signed agreement or contract is to be provided to each worker. Vendors and Facilities are not permitted to withhold deposits or any fees as a condition of employment, unless allowed by law and if so, all withholding must be in accordance with such laws.

D.

Foreign Contract or Migrant Workers: If foreign contract or migrant workers are used, they are to be employed in full compliance with the labor and immigration laws of the host country. The contract terms under which foreign contract or migrant workers are employed are to be in writing, in the language of the worker's home country or in a language the workers understand, and accepted by the workers prior to their departure from their home countries or home provinces. Recruitment fees, if any, are to be paid by the Vendor or Facility. Under no circumstances are these fees to be deducted later or withheld from the workers wages by the Vendor or Facility or otherwise passed on to the workers. Passports and other forms of personal identification shall remain in such worker's personal possession at all times and are never to be withheld by the Vendors, Facilities or any third party.

E.	Disciplinary Practices: Vendors and Facilities shall not engage in the use of physical, mental, verbal or other abuse. All workers are to be treated with respect and dignity.

F.

Employment Agencies: Should Vendors or Facilities use employment agencies in the recruiting and hiring of workers, the Vendors or Facilities are to pay these fees. Under no circumstances are these fees to be deducted later or withheld from the workers’ wages by the Vendor or Facility or otherwise passed on to the workers.

VIII. HEALTH, SAFETY AND HOUSING STANDARDS.

     Vendors and Facilities shall comply with all national and local laws and regulations of the country where the merchandise is produced that are related to the health and safety of workers.

     In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendor and Facilities are strongly encouraged to adopt the following as “Above and Beyond Goals” and as part of their management practices:

A.

Health and Safety Management Practices: Vendors and Facilities shall appoint a manager responsible for the health and safety of the workers. This health and safety manager shall hold periodic reviews with the Vendor and Facility owner(s) to ensure full compliance with the applicable health and safety laws and policies.

B.

Health and Safety Education: Workers are to be educated routinely on the importance of health and safety and good sanitation. Vendors and Facilities are to take steps and adopt procedures to prevent accidents, injury and the spread of communicable diseases. Related and readily understandable instructions and signs are to be posted, and/or manuals are to be made accessible for the safe operation and handling of dangerous equipment and hazardous materials. Workers who use hazardous or flammable materials or operate dangerous equipment must be properly trained.

C.

First Aid and Emergency Care: On-site trained first-aid personnel are to be available at all times. Well-stocked general first-aid medical supplies are to be located throughout the Facility. In the event of any serious injuries, workers are to be provided with medical treatment at the closest outside medical facility. These services are to be provided at no cost to the workers, unless such worker's health insurance coverage, if any, provides otherwise.

D.

Emergency Exits: Easily accessible exit doors and stairways are required. These exit doors and stairways are to be clearly marked and free of any obstructions. They are not to be locked and are to be available for fire and other emergency escapes during all working hours.

E.

Fire Safety and Emergency Evacuation: Fire and other emergency evacuation drills are to be conducted. Sufficient and accessible fire extinguishers and/or fire hoses in good working condition are to be located on each floor and in each area and inspected on a regular basis. Trained supervisors located throughout the Facility are to be designated to monitor the safe and orderly evacuation of all workers.

F.

Ventilation and Lighting: Work areas are to be properly ventilated. During periods of hot temperatures, sufficient fans are to be provided for the basic well being of workers. During periods of cold temperatures, sufficient heating without any risk to safety is to be provided. Adequate lighting and workspace are to be provided for the safety and well-being of the workers. In all work areas where painting, lacquering, spraying, or sanding is done or where chemicals or solvents are used, adequate and proper ventilation and air circulation are to be provided.

G.

Uniform and Safety Protection Gear: Uniforms, if required, are to be provided at no cost to the workers. Workers performing tasks involving painting, lacquering, spraying, sanding or application of chemicals or solvents, must be required to wear face masks and other types of protective clothing, all provided at no cost to the workers. All such chemicals used must be safe and must not pose any short or long-term safety risk to the workers. In areas where the work may pose physical dangers, workers are required to wear eye protection, hard hats, appropriate shoes, and other types of protective gear and clothing, all provided at no cost to the workers.

H.	Sanitation: Adequate and clean toilet and hand-washing facilities with basic hygiene amenities are to be provided.

I.	Drinking Water: Safe drinking water is to be provided at all times. There are to be no restrictions on the normal consumption of drinking water.

J.

Freedom of Movement and Association: While reasonable rules, regulations and curfews may be imposed as necessary for the safety and comfort of dormitory residents, during non-working hours, workers must be free to go outside the Facility grounds. They are, however, to be instructed on the importance of safety and, if they live in Facility dormitories where local law allows curfew hours, they are to be notified of the curfew.

Foreign contract workers are not subject to lock-in/lock-out policies.

K.

Housing: In the event that dormitory housing and meals are provided as a part of the employment agreement, all housing and sanitation conditions must comply with the applicable laws and regulations. Each worker is to be provided with his or her own bed and clean bedding at no cost. Dormitory quarters are to be segregated by gender. Sufficient toilet and washing facilities segregated by gender are to be provided.

L.

Meals: In the event meals are provided as a part of the employment agreement, a minimum of three meals that meet or exceed the basic nutritional standards per day are to be provided without cost or at a minimum subsidized cost to all workers.

M.

Services: In the event certain services are provided for the workers, such as a commissary for basic hygiene supplies, postage, stationary, etc., these are to be provided at no more than the local market prices for the same or similar products.

IX. ENVIRONMENTAL STANDARDS.

     Vendors and Facilities shall comply with all national and local environmental laws and regulations of the country where the merchandise is produced that are applicable to their business practices.

     In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendor and Facilities are strongly encouraged to adopt the following as “Above and Beyond Goals” and as part of their management practices:

A.

Hazardous Materials and Manufacturing Processes: All hazardous materials and chemicals must be disposed of in accordance with the applicable local laws and must meet or exceed all wastewater treatment and recycling requirements. In the event hazardous or polluting materials are discharged improperly, Vendors and Facilities must notify the appropriate authorities and take immediate remedial actions.

B.	Air Quality: To improve the air quality in any work using chemicals and solvents, Vendors and Facilities will not use any ozone-depleting chemicals (ODCs) or chemicals that may damage the environment.

X FACILITY AUDITS.

     At any time, with or without advance notice and at Vendor's expense, Costco reserves the right to audit and/or authorize a third party to audit, without any restrictions, any or all Facilities (including any of its suppliers or subcontractors). Vendor shall require that the Facility's management provide unfettered access to the Facility and all of its books and records to allow for a comprehensive audit to be conducted, including an opportunity for confidential and private interviews with Facility workers selected by the auditor. No retaliation of any sort shall be taken against any workers or auditors.

Upon review of any unsatisfactory audit results, Costco, in its sole discretion, reserves the right to terminate its relationship with a Vendor or Facility, cancel a purchase order, return or revoke acceptance of affected goods and/or require corrective action be taken. The Vendor shall be liable for all related damages incurred by Costco, including lost profits.

XI. AUDIT RESULTS AND CONSEQUENCES.

A.	Categories. Non-compliance with the Vendor Code of Conduct will be divided into categories: "Zero Tolerance" and "Action Required", with the resulting consequences below.

B.	Zero Tolerance.

	1.	Definition: Verifiable findings of illegal child labor, compulsory prison or slave labor or physical abuse.

	2.	Consequences:

		a)	The violating Facility used by Vendor will be terminated immediately and will not knowingly be used by Costco or any of its other Vendors for a minimum of three (3) years.

b)

In the event the Vendor who used the violating Facility in a) above, uses any other facility at which another Zero Tolerance violation occurs, (i) the Vendor will then be terminated for a minimum of three (3) years; and (2) Costco or any of its other Vendors will not knowingly use any of the terminated Vendor's facilities for a minimum of three (3) years.

		c)	After three (3) years from termination, Costco may, at its sole discretion, resume doing business with a Vendor or Facility, if an audit satisfactory to Costco is completed prior to resuming business.

C.	Action Required.

	1.	Definition: Verifiable findings of failure to comply with national, local labor and/or environmental laws and regulations.

	2.	Consequences:

a)

The Vendor must present an Action Plan (AP), which includes a time frame for each correction. Costco will review and approve the AP and set the target re-audit dates. The time frame for any correction or audit may be extended in Costco's sole discretion.

b)

If continuous improvement and eventual full compliance are not achieved within a reasonable time frame, Costco may, at its sole discretion, terminate the Vendor and/or Facility for a minimum of three (3) years.

		c)	After three (3) years from termination, Costco may, at its sole discretion, resume doing business with a Vendor or Facility, if an audit satisfactory to Costco is completed prior to resuming business.

Schedule E

Contacts List

Information redacted includes personal information.

Schedule F

Payment to PhotoChannel

Information redacted sets out payment information for provision of services.